FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

☒

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-26480

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

(Full title of the plan and the address of the plan, if different from the issuer named below)

PSB HOLDINGS, INC.

1905 West Stewart Avenue

Wausau, WI 54401

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Peoples State Bank Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Table of Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Schedule H – Item 4i – Schedule of Assets (Held at End of Year)

13

i

Report of Independent Registered Public Accounting Firm

Board of Trustees

Peoples State Bank

Wausau, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 18, 2009

Wausau, Wisconsin

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Assets

Receivables - Employer contributions	$ 345,161	$ 192,739
Investments	3,783,336	4,945,809

Net assets available for benefits, at fair value	4,128,497	5,138,548

Adjustment from fair value to contract value for fully
benefit-responsive contracts	19,180	(1,578)

Net assets available for benefits	$ 4,147,677	$ 5,136,970

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$ (1,771,139)	$ 23,536
Interest and dividends	200,873	333,671

Total investment income (loss)	(1,570,266)	357,207

Contributions:
Employer	345,161	309,647
Participant	444,909	402,161
Rollover	21,420	5,769

Total contributions	811,490	717,577

Deductions:
Benefits paid to participants	197,102	642,732
Administrative expenses	33,415	37,139

Total deductions	230,517	679,871

Net increase (decrease) in net assets available for benefits	(989,293)	394,913
Net assets available for benefits at beginning	5,136,970	4,742,057

Net assets available for benefits at end	$ 4,147,677	$ 5,136,970

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 1

Description of Plan and Funding Policies

The following description of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on October 1, 1989.  It is a defined contribution plan covering all employees of Peoples State Bank (the “Bank”).  Employees become eligible to participate in the Plan on the first entry date (the first day of the month) following completion of three months of service, provided they have reached the age of 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants are allowed to contribute up to the maximum amount of pretax annual compensation determined by the federal government each year.  The Plan allows participants to roll over distributions from other retirement plans.  Effective January 1, 2008, participants were able to make post-tax deferrals into a Roth 401(k) in addition to pre-tax 401(k) deferrals.  Participants meeting eligibility requirements will automatically have 6% of eligible wages deferred into the Plan into a default investment fund unless otherwise elected by the participant.

The Bank currently matches 100% of the first 1% and 50% of the next 5% of compensation a participant contributes to the Plan.  Additionally, the Bank may make a discretionary profit sharing contribution as determined by its Board of Directors.  Employer contributions are subject to certain limitations and are contributed annually.

All investments in the participants’ accounts are participant directed.  The Plan currently offers 13 different mutual funds, PSB Holdings, Inc. common stock (PSB Holdings, Inc. is the parent company of Peoples State Bank), a stable value fund, and four asset allocation models as investments options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, and allocations of (a) the Bank’s discretionary profit sharing contribution, (b) forfeitures of terminated participants’ nonvested Bank discretionary profit sharing contributions, and (c) plan earnings/losses.  Discretionary profit sharing contributions and forfeitures are allocated based upon each participant’s eligible pay in proportion to the pay of all eligible participants.  Allocations of plan earnings are based on investment options and account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Vesting

Participants are always 100% vested in their salary deferral and rollover contributions.  Vesting in employer matching contributions contributed prior to January 1, 2008, and employer profit sharing contributions are determined based on a six-year graded vesting schedule (vest 20% for each year of service after completion of one year of service).  Vesting in employer matching contributions contributed after January 1, 2008, is based on a two-year cliff vesting schedule (0% vested after completion of one year of service, 100% vested after completion of two years of service).  To earn a year of service, participants must be credited with at least 1,000 hours of service.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of one-half the participant’s total vested balance, not to exceed $50,000.  Loan transactions are treated as transfers between the participant’s investment fund and the Participant Loan Fund.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account.  Loans bear interest at a rate commensurate with the local prevailing rates as determined by the plan trustee.  The interest rate on existing loans range from 6% to 9.25% at December 31, 2008 and 2007.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period of time if the vested account balance exceeds $1,000.  If the participant’s vested account balance does not exceed $1,000, the Plan will distribute that portion, in lump-sum, on the first distribution date after the participant terminates employment with the Bank, or as soon as administratively practical following that date.

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Bank before becoming 100% vested in the Bank’s matching and discretionary profit sharing contributions.

Forfeitures of Bank matching contributions are used to reduce future Bank matching contributions.  Forfeited Bank matching contributions during 2008 and 2007 totaled $8,468 and $9,958, respectively.

Forfeitures of Bank discretionary profit sharing contributions are reallocated as if they were an additional discretionary profit sharing contribution.  Forfeited discretionary profit sharing contributions were $12,016 and $24,480 for the years ended December 31, 2008 and 2007, respectively.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Expenses of the Plan

Administrative expenses charged by the third-party administrator as well as investment advisory and management fees are allocated proportionately to plan participants based on their respective account balances.  Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.  Plan audit fees are absorbed by the Bank.

Plan Termination

The Bank intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.  In the event of termination, the account of each participant will be 100% vested and nonforfeitable.  The account will be held under the Plan and continue to accrue investment earnings until it is used to provide benefits according to the terms of the Plan.

Reclassifications

Certain prior year balances have been reclassified to conform with current year presentation.

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statements of net assets available for benefits presents the fair value of the MetLife Stable Value Fund contract as well as the adjustment of the fully benefit responsive investment contract from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution.

Risk and Uncertainties

The Plan invests in various investment securities.  Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the net assets available for benefits.

Current Accounting Changes

In 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which was effective for financial statements issued after January 1, 2008.  SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at period-end and establishes a three-level hierarchy for fair value measurement.  SFAS No. 157 also expands disclosure about instruments measured at fair value and how changes in fair value have impacted net income.  The Plan adopted this statement during the year ended December 31, 2008, which had no material effect on its financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 3

Investments

The following represents a summary of the market value of investments at December 31, 2008 and 2007.  Investments that individually represent 5% or more of the Plan’s net assets available for benefits are separately identified.

	Asset Value
	2008	2007
Investments at Fair Value as
Determined by Quoted Market Price

Common stock – PSB Holdings, Inc.	$ 90,893	$ 125,268

Mutual funds:
American Funds Europacific Growth Fund	585,554	777,043
American Funds The Growth Fund of America, Inc.	397,887	621,539
Oppenheimer Small & Mid Cap Value Fund	324,010	589,967
Pimco Total Return Institutional Fund	989,109	809,337
Vanguard 500 Index Fund	659,007	926,293
Vanguard Windsor II Admiral Shares Fund	448,314	652,380
Other	29,680	888

Investments at Estimated Fair Value

Participant loans	52,251	79,384

Investments at Contract Value

Common collective trust with MetLife – Stable Value
Fund AST Version	225,811	362,132

Total investments	$ 3,802,516	$ 4,944,231

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

During 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Net Change in Fair Value
Investments at Fair Value as
Determined by Quoted Market Price	2008	2007

Common stock – PSB Holdings, Inc.	$ (66,969)	$ (18,971)
Registered investment companies	(1,704,170)	42,507

Net appreciation (depreciation) in fair value	$(1,771,139)	$ 23,536

Note 4

Guaranteed Investment Contract

In 2008 and 2007, the Plan maintained a fully benefit-responsive investment contract with MetLife.  Contributions are maintained in a common/collective trust account.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by MetLife.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract.  Contract value, as reported by MetLife, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2008 and 2007 was $206,631 and $363,710, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%.  Such interest rates were reviewed on a quarterly basis for resetting.

Any event that results in the Plan ending its participation in the MetLife guaranteed investment contract will limit the ability of the Plan to transact at contract value with the issuer.  The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are likely to occur.

The average yield and crediting interest rates were (5.32%) and 4.46%, respectively, for the year ended December 31, 2008.  The average yield and crediting interest rates were 6.17% and 4.67%, respectively, for the year ended December 31, 2007.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 5

Transactions with Parties-in-Interest

PSB Holdings, Inc. is the parent company of Peoples State Bank, which serves as the sponsor of the Plan.  The Plan had the following transactions with PSB Holdings, Inc.

	2008	2007

Purchases of stock:
Number of shares	1,814	1,269
Value of shares on transaction dates	$ 43,983	$ 36,557
Average share price purchased	$ 24.25	$ 28.81

Sales of stock:
Number of shares	320	106
Value of shares on transaction dates	$ 7,834	$ 2,882
Average share price sold	$ 24.48	$ 27.19

At December 31, 2008 and 2007, the Plan held 6,312 and 4,818 shares of PSB Holdings, Inc. common stock, respectively.

Note 6

Tax-Exempt Status of the Plan

The Bank adopted a Prototype Nonstandard 401(k) Profit Sharing Plan with CODA (cash or deferred arrangement) and utilizes the services of its third-party administrator, Interactive Retirement Systems Ltd.  Interactive Retirement Systems Ltd. has received an IRS notification letter dated August 26, 2002, which indicates that an employer who adopts this plan may rely on the notification letter with respect to the qualification of its plan under the appropriate sections of the Internal Revenue Code.  Companies that adopt a prototype plan approved by the IRS are no longer required to obtain a determination letter.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 7

Fair Value of Financial Instruments

SFAS No. 157 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 adjustments) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 inputs to the valuation methodology include:

•

Quoted prices for similar assets or liabilities in active markets.

•

Quoted prices for identical or similar assets or liabilities in inactive markets.

•

Inputs other than quoted prices that are observable for the asset or liability.

•

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock:  Valued at the closing price reported on the inactive market on which the individual security is traded.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Guaranteed investment contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Participant loans:  Valued at amortized cost which approximates fair value.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Assets at Fair Value

	Level 1	Level 2	Level 3	Total

Mutual funds	$ 3,433,561	$	$	$ 3,433,561
Common stocks		90,893		90,893
Guaranteed investments contract		206,631		206,631
Participant loans			52,251	52,251

Total assets at fair value	$ 3,433,561	$ 297,524	$ 52,251	$ 3,783,336

The Level 3 assets for the year ended December 31, 2008, are as follows.

Participant
Loans

Balance, beginning of year	$ 79,384
Purchases, sales, issuances, and settlements (net)	(27,133)

Balance, end of year	$ 52,251

Peoples State Bank Profit Sharing 401(k) Plan

Plan’s EIN #39-1305529 Plan #002

Schedule H – Item 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(d)	(e)
		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	TD Bank USA	TD Bank Trust Money Market Account	**	$ 558
	American Funds	American Funds Europacific Growth Fund	**	585,554
	American Funds	American Funds The Growth Fund of America, Inc.	**	397,887
	American Funds	American Funds 2025 Target Date Retirement	**	5,048
	American Funds	American Funds 2035 Target Date Retirement	**	1,167
	American Funds	American Funds 2040 Target Date Retirement	**	3,678
	American Funds	American Funds 2045 Target Date Retirement	**	340
	American Funds	American Funds 2050 Target Date Retirement	**	4,806
	American Funds	American Funds 2015 Target Date Retirement	**	14,083
	Oppenheimer	Oppenheimer Small & Mid Cap Value Fund	**	324,010
	Pimco	Pimco Total Return Institutional Fund	**	989,109
	Vanguard	Vanguard 500 Index Fund	**	659,007
	Vanguard	Vanguard Windsor II Admiral Shares Fund	**	448,314
*	PSB Holdings, Inc.	PSB Holdings, Inc. common stock	**	90,893
	MetLife	MetLife Stable Value Fund AST Version	**	225,811
	Participant Loans	Loans receivable – 6% - 9.25%	$0	52,251

*  Party-in-interest to the Plan

**All investments are participant-directed; therefore, cost information may be omitted.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Peoples State Bank Profit Sharing 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES STATE BANK

DATE:  June 29, 2009

By:  SCOTT M. CATTANACH

Scott M. Cattanach

Senior Vice President and

Chief Financial Officer

EXHIBIT INDEX

to

FORM 11-K

of

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

for the year ended December 31, 2008

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP